                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                                IDT Corporation
   -------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  448947-10-1
   -------------------------------------------------------------------------
                                 (CUSIP Number)

                                Howard S. Jonas
                              c/o IDT Corporation
                                190 Main Street
                         Hackensack, New Jersey  07601
                                 (201) 928-1000
   -------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 7, 1998
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box [_].

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Howard S. Jonas
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES                  7,123,575
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 5,591,968
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING                4,697,085
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   5,591,968
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,715,543
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    37.5%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    The Jonas Family Limited Partnership
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    New Jersey
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 14,242
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   14,242
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14,242
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 0.1%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Howard S. Jonas 1996 Annuity Trust
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 3,695,270
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   3,695,270
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,695,270
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.9%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Howard S. Jonas 1998 Annuity Trust
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 1,559,228
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   1,559,228
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,559,228
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.6%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    The Jonas Foundation
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 178,571
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   178,571
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    178,571
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 448947-10-1
--------------------------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    The JTBC Foundation
--------------------------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [x]
                                                                                          (b) [_]

--------------------------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Massachusetts
--------------------------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES
                 ---------------------------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                 144,657
                 ---------------------------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                 ---------------------------------------------------------------------------------
     PERSON      10     SHARED DISPOSITIVE POWER

      WITH                   144,657
--------------------------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    146,657
--------------------------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                               [_]

--------------------------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.4%
--------------------------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by Howard S. Jonas, The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust on May 15, 1998 (the "Original Schedule 13D"). This Amendment is also filed by The Jonas Foundation and The JTBC Foundation, two entities which were recently organized by Howard S. Jonas and Howard S. Jonas, Dr. David Turock, Howard Balter and James A. Courter, respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned in the Original Schedule 13D.

ITEM 1.   SECURITY AND ISSUER

       This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of IDT Corporation ("IDT"). The principal executive offices of IDT are located at 190 Main Street, Hackensack, New Jersey 07601.

ITEM 2.   IDENTITY AND BACKGROUND

       (a) This statement is filed by Howard S. Jonas, The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust, The Jonas Foundation and The JTBC Foundation (collectively, the "Reporting Persons").

       (b) The business address of each of the Reporting Persons is 190 Main Street, Hackensack, New Jersey 07601.

       (c) The present principal occupation of Mr. Jonas is Chief Executive Officer of IDT, located at 190 Main Street, Hackensack, New Jersey 07601. The Jonas Foundation, a charitable foundation under (S) 501(c)(3) of the Internal Revenue Code of 1986 (the "IRC"), is controlled by Mr. Jonas, its sole Trustee. The JTBC Foundation, a charitable foundation under (S) 501(c)(3) of the IRC is controlled by its trustees, Howard Jonas, Dr. David Turock, Director of Technology of IDT, Howard Balter, Chief Operating Officer of IDT, and James Courter, President of IDT. The business of each of the other Reporting Persons is to hold certain assets for the benefit of Mr. Jonas and members of his family.

       (d) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Jonas, Dr. Turock, Mr. Balter and Mr. Courter are citizens of the United States of America. The Jonas Family Limited Partnership was organized under the laws of the State of New Jersey. Each of the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust and the Jonas Foundation was organized under the laws of the State of New York. The JTBC Foundation was organized under the laws of Commonwealth of Massachusetts.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On April 7, 1998, IDT entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties thereto agreed that a wholly owned subsidiary of IDT would be merged with and into InterExchange, Inc., a Delaware corporation ("IX"), and that IX would become a wholly owned subsidiary of IDT. The Merger Agreement was included as Exhibit 2 of the Original Schedule 13D and is incorporated herein by reference.

           Pursuant to the Merger Agreement, all of the outstanding shares of the common stock of IX were exchanged for an aggregate of 3,242,323 newly issued shares (the "IDT Shares") of Common Stock and $20 million in cash, which was funded out of IDT's working capital.

           Pursuant to the Merger Agreement, 3,106,379 of the IDT Shares (the "Proxy Shares") are subject to certain restrictions on transferability (the "Lock-Ups"). As previously disclosed, on October 7, 1998, the Lock-Ups expired with respect to approximately 20% of the Proxy Shares. 142,857 shares of stock registered in the name of Dr. Turock that were scheduled to be released from the Lock-Ups and and Proxies in 1999 were released from Lock-Ups and Proxy in June 1998 immediately prior to their donation to The JTBC Foundation.
Certain of the Proxy Shares will remain in escrow until October 2002 in order to satisfy certain indemnification obligations that the former stockholders of IX may have under the Merger Agreement. On each October 7 thereafter, through and including October 7, 2002, the Lock-Ups will expire with respect to an additional 20% of the remainder of the Proxy Shares. Pursuant to the Merger Agreement, Mr. Jonas was given proxies to vote the Proxy Shares (the "Proxies") until such time as the Lock-Ups expire with respect to such shares; as a result of these transactions, Mr. Jonas may be deemed to have "beneficial ownership" of such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Proxies were included as Exhibit 3 of the Original
Schedule 13D and are incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

           As disclosed in the Original Schedule 13D, pursuant to the Merger Agreement, the Lock-Ups with respect to 537,032 shares of Common Stock that were subject to the Proxies and the Lock-Ups expired on October 7, 1998. 2,426,490 shares of Common Stock continue to be subject to the Proxies and the Lock-Ups.

           The following transactions are also reflected in this Amendment:

           1) On June 30, 1998, Mr. Jonas donated 178,571 shares of Common Stock to The Jonas Foundation.

           2) During June 1998 Mr. Jonas gave an aggregate of 9,292 shares of Common Stock to various charities and employees of IDT.

           3)  On July 2, 1998, Mr. Jonas sold 35,000 shares of Common Stock.

       4) In June 1998 an aggregate of 4,000 shares of Common Stock were donated to The JTBC Foundation by Mr. Balter and Mr. Courter. Dr. Turock donated an additional 142,856 shares to The JTBC Foundation, which were released from the Lock-Ups and Proxies immediately prior to the donation.

       5) On October 2, 1998, Mr. Jonas sold 35,000 shares in a market transaction through Hambrecht & Quist for $630,000 pursuant to the exemption provided in Rule 144 under the Securities Act of 1993.

       6) On October 9, 1998, The JTBC Foundation sold 2,220 shares on the common market for $36,129.

       Except as described above, none of the Reporting Persons presently has any plan or proposal that relates to or would result in:

       (a) the acquisition by any person of additional securities of IDT, or the disposition of securities of IDT;
       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IDT or any of its subsidiaries;
       (c) a sale or transfer of a material amount of assets of IDT or any of its subsidiaries;
       (d)  any change in the present Board of Directors or management of IDT;
       (e) any material change in the present capitalization or dividend policy of IDT;
       (f)  any other material change in IDT's business or corporate structure;
       (g) changes in IDT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IDT by any person;
       (h) causing a class of securities of IDT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
       (i) a class of equity securities of IDT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
       (j)  any action similar to any of those enumerated in (a)-(j) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER/1/

       (a) As of the date hereof, Mr. Jonas beneficially owns 12,715,543 shares of Common Stock (37.5% of the outstanding shares of Common Stock), consisting of
(i) the remaining 2,426,490 Proxy Shares, (ii) 10,144,396 shares of Class A Common Stock, par value $0.01 per share, which are convertible into shares of Common Stock on a one-for-one basis, consisting of (a) 4,697,085 shares held by Mr. Jonas directly, (b) 14,242 shares (less than 0.1% of the outstanding shares of Common Stock) held and also beneficially owned by The Jonas Family Limited Partnership, (c) 3,695,270 shares (10.9% of the outstanding shares of Common Stock) held and also beneficially owned by the Howard S. Jonas 1996 Annuity Trust, (d) 1,559,228 shares (4.6% of the outstanding shares of Common Stock) held and also beneficially owned by the Howard S. Jonas 1998 Annuity Trust and
(e) 178,571 shares (0.5% of the outstanding shares of Common Stock) held and also beneficially owned by The Jonas Foundation. Mr. Jonas is the General Partner of The Jonas Family Limited Partnership and the Trustee of each of the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust and the Jonas Foundation. Each share of Class A Common Stock has three votes with respect to any matter submitted to the shareholders of IDT for approval.

       (b) As of the date hereof, Mr. Jonas has the sole power to vote the Proxy Shares until such time as the Proxies expire

-------------------------------
/1/ All percentages in this Item are calculated assuming conversion of the Company's Class A Common Stock into shares of Common Stock.

Mr. Jonas does not have power to dispose or to direct the disposition of the Proxy Shares.

       Mr. Jonas has the sole power to cast or to direct the casting of three votes per share on 4,697,085 shares of Class A Common Stock he directly owns and has the sole power to dispose or to direct the disposition of such shares. Mr. Jonas shares with The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1988 Annuity Trust and The Jonas Foundation the power to vote or to direct the vote with respect to 5,447,311 shares of Class A Common Stock that are beneficially owned by such entities, as well as the shared power to dispose or to direct the disposition of such shares. The JTBC Foundation and Dr. Turock, Mr. Balter and Mr. Courter share with Mr. Jonas the power to vote or to direct the vote with respect to 144,657 shares of IDT Common Stock and shares the power to dispose of and to direct the disposition of such shares.

       (c) Except as described in Item 4 above, no transactions in the Common Stock or the Class A Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

       (d) Pursuant to the Merger Agreement, each holder of the Proxy Shares has the right to receive or to direct the receipt of dividends from such shares. Dr. David Turock, a holder of 1,148,467 Proxy Shares, is the beneficial owner of more than 5% of the Common Stock.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to the Merger Agreement, stockholders of the Proxy Shares have granted Mr. Jonas the Proxies, and have agreed to be subject to the Lock-Ups as described in Item 3.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

       1. Joint Filing Agreement, dated May 15, 1998, among Howard S. Jonas, The Jonas Family Limited Partnership, Howard S. Jonas 1996 Annuity Trust, Howard
S. Jonas 1998 Annuity Trust, The Jonas Foundation and The JTBC Foundation.

       2. Agreement and Plan of Merger, dated April 7, 1998 (incorporated by reference from Exhibit 2.1 to IDT's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 22, 1998).

     * 3. Proxies of Eric Hecht, Richard Robbins, David Turock, Mary Jo Altom, Lisa Mikulynec, Wai Nam Tam and Bradley Turock, dated April 7, 1998.

__________________
*Previously filed.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 22, 1998


                              /s/ Howard S. Jonas
                              -------------------------
                              Howard S. Jonas


                              The Jonas Family Limited Partnership

                              By: /s/ Howard S. Jonas
                                 -------------------------
                                 Name:  Howard S. Jonas
                                 Title: General Partner


                              Howard S. Jonas 1996 Annuity Trust

                              By: /s/ Howard S. Jonas
                                  -------------------------
                                  Name:  Howard S. Jonas
                                  Title: Trustee


                              Howard S. Jonas 1998 Annuity Trust

                              By: /s/ Howard S. Jonas
                                  -------------------------
                                  Name:  Howard S. Jonas
                                  Title: Trustee


                              The Jonas Foundation

                              By: /s/ Howard S. Jonas
                                  -------------------------
                                  Name:  Howard S. Jonas
                                  Title: Trustee

                              The JTBC Foundation

                              By: /s/ Howard S. Jonas
                                  -------------------------
                                  Name:  Howard S. Jonas
                                  Title: Trustee